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                               January 31, 2022

       Mathieu Bonnet
       Chief Executive Officer
       Athena Pubco B.V.
       Westervoortsedijk 73 KB
       6827 AV Arnhem, the Netherlands

                                                        Re: Athena Pubco B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed January 18,
2022
                                                            File No. 333-259916

       Dear Mr. Bonnet:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

       Amendment No. 2 to Form F-4 filed January 18, 2022

       Description of Allego's Securities and Articles of Association, page 237

   1. Please revise your discussion of the warrants to be offered in this transaction to clearly describe the exclusive
forum provision included in Exhibit 4.1. Please disclose the extent to which the exclusive
forum provision applies to federal securities laws claims. If the provision applies to
the Securities Act claims, please also revise your filing to state that there is uncertainty as
to whether a court would enforce such provision and that investors cannot waive compliance
with federal securities laws and the rules and regulations
                                                        thereunder. If the
provision does not apply to actions arising under the Securities Act or
                                                        Exchange Act, please
also ensure that the exclusive forum provision in the governing documents states this
clearly, or tell us how you will inform investors in future filings that
 Mathieu Bonnet
Athena Pubco B.V.
January 31, 2022
Page 2
         the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Please also make conforming changes with regards to the exclusive forum provision in Exhibit 4.2, to the extent warrant holders may bring a claim under such agreement.
       Please contact Jennifer L pez Molina at 202-551-3792 or Erin Jaskot at 202-551-3442
with any questions.



FirstName LastNameMathieu Bonnet                             Sincerely,
Comapany NameAthena Pubco B.V.
                                                             Division of
Corporation Finance
January 31, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName